SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                              (Amendment No. 11 )1


                                ELXSI Corporation
________________________________________________________________________________
                                (Name of Issuer)


      Common Stock, par value $.001 per share (and Associated Common Stock
                                Purchase Rights)
________________________________________________________________________________
                         (Title of Class of Securities)


                                   268613-205
________________________________________________________________________________
                                 (CUSIP Number)


              Alexander M. Milley, 3600 Rio Vista Avenue, Suite A,
                     Orlando, Florida 32805 (407) 849-1090
________________________________________________________________________________
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                October 8, 1997
________________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               Page 1 of 24 Pages

                      The Exhibit Index appears on page 16


1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D

CUSIP No.   268613-205                                      Page 2 of 24 Pages
________________________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Alexander M. Milley
________________________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
________________________________________________________________________________
3)  SEC USE ONLY

________________________________________________________________________________
4)  SOURCE OF FUNDS*
      N/A
________________________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]
________________________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
________________________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   1,191,151**
    SHARES             _________________________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH               _________________________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               1,191,151**
    WITH               _________________________________________________________
                 10)   SHARED DISPOSITIVE POWER
                         -0-
________________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,191,151**
________________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
    CERTAIN SHARES                                                           [ ]
________________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      24.1%
________________________________________________________________________________
14) TYPE OF REPORTING PERSON*
      IN
________________________________________________________________________________

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

**   Includes: (i) shares held by other persons joining in this filing; and
     (ii) shares that Mr. Milley and other persons joining in this filing have the right to acquire. Excludes shares that Mr. Milley has the right to acquire in more than 60 days.

                               SCHEDULE 13D

CUSIP No.   268613-205                                      Page 3 of 24 Pages
________________________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Milley Management Incorporated
________________________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
________________________________________________________________________________
3)  SEC USE ONLY

________________________________________________________________________________
4)  SOURCE OF FUNDS*
      N/A
________________________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]
________________________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
________________________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   -0-
    SHARES             _________________________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             177,342**
    EACH               _________________________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               -0-
    WITH               _________________________________________________________
                 10)   SHARED DISPOSITIVE POWER
                         177,342**
________________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      177,342**
________________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
________________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.8%
________________________________________________________________________________
14) TYPE OF REPORTING PERSON*
      CO
________________________________________________________________________________

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

**   Consists entirely of shares held by another person joining in this filing.

                               SCHEDULE 13D

CUSIP No.   268613-205                                      Page 4 of 24 Pages
________________________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    ELX Limited Partnership
________________________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
________________________________________________________________________________
3)  SEC USE ONLY

________________________________________________________________________________
4)  SOURCE OF FUNDS*
      N/A
________________________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]
________________________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
________________________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   590,200
    SHARES             _________________________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH               _________________________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               590,200
    WITH               _________________________________________________________
                 10)   SHARED DISPOSITIVE POWER
                         -0-
________________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      590,200
________________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]
________________________________________________________________________________

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      12.7%
________________________________________________________________________________

14) TYPE OF REPORTING PERSON*
      PN
________________________________________________________________________________


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.   268613-205                                      Page 5 of 24 Pages
________________________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Cadmus Corporation
________________________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
3)  SEC USE ONLY

________________________________________________________________________________
4)  SOURCE OF FUNDS*
      WC
________________________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]
________________________________________________________________________________

6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Massachusetts
________________________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   177,342
    SHARES             _________________________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH               _________________________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               177,342
    WITH               _________________________________________________________
                 10)   SHARED DISPOSITIVE POWER
                         -0-
________________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      177,342
________________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                          [ ]
________________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.8%
________________________________________________________________________________
14) TYPE OF REPORTING PERSON*
      CO
________________________________________________________________________________

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.   268613-205                                      Page 6 of 24 Pages
________________________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Elliot Kirkland L.L.C.
________________________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
________________________________________________________________________________
3)  SEC USE ONLY
________________________________________________________________________________
4)  SOURCE OF FUNDS*
      N/A
________________________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]
________________________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
________________________________________________________________________________
    NUMBER        7)   SOLE VOTING POWER
    OF                   231,109**
    SHARES             _________________________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH               _________________________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               231,109**
    WITH               _________________________________________________________
                 10)   SHARED DISPOSITIVE POWER
                         -0-
________________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      231,109**
________________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
________________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.8%
________________________________________________________________________________
14) TYPE OF REPORTING PERSON*
      OO
________________________________________________________________________________

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes shares that Eliot Kirkland L.L.C has the right to acquire.

          Alexander M. Milley ("AMM"), Milley Management Incorporated, a Delaware corporation ("MMI"), ELX Limited Partnership, a Delaware limited partnership ("ELX"), Cadmus Corporation, a Massachusetts corporation ("Cadmus"), and Eliot Kirkland L.L.C., a Delaware limited liability company ("Kirkland"), hereby amend their statement on Schedule 13D dated September 8, 1989 (the
"Original Statement"), as amended by the Amendment No. 1 to the Original Statement dated October 2, 1989 ("Amendment No. 1"), the Amendment No. 2 to the Original Statement dated January 29, 1990 ("Amendment No. 2"), the Amendment No. 3 to the Original Statement dated November 6, 1992 ("Amendment No. 3"), the Amendment No. 4 to the Original Statement dated June 4, 1993 ("Amendment No. 4"), the Amendment No. 5 to the Original Statement dated October 8, 1993 ("Amendment No. 5"), the Amendment No. 6 to the Original Statement dated November 30, 1993 ("Amendment No. 6"), the Amendment No. 7 to the Original Statement dated December 20, 1994 ("Amendment No. 7"), the Amendment No. 8 to the Original Statement dated January 31, 1995 ("Amendment No. 8"), the Amendment No. 9 to the Original Statement dated September 20, 1995 ("Amendment No. 9") and the Amendment No. 10 to the Original Statement dated January 7, 1996 (intended to be January 7, 1997) ("Amendment No. 10"; and the Original Statement as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and Amendment No. 10, the "Amended Statement"), filed with respect to the Common Stock, par value $.001 per share (the "Common Stock"), of ELXSI Corporation, a Delaware corporation (the "Issuer").

          The Original Statement as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 (the "Earlier Filings") were executed and filed by AMM, MMI, ELX and Cadmus jointly with other persons and entities, in accordance with Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each of Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8 (the "Later Filings") was executed and filed by AMM, MMI, ELX, Cadmus, Winchester National, Inc., a Delaware corporation, and/or Winter Pond Partners, L.P., a Delaware limited partnership (liquidated and dissolved in May 1994). Amendment No. 9 and Amendment No. 10 were, and this Amendment No. 11 is being, executed and filed by AMM, MMI, Cadmus, ELX and Kirkland (the "Amended Statement Filers") jointly with each other in accordance with such Rule, but not with any of the other persons or entities who joined in the Earlier Filings and/or Later Filings. The information reported in Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10 and/or this Amendment No. 11 relates solely to the Amended Statement Filers and other entities who joined in the execution and filing thereof, and not to any of such other persons or entities who joined in the Earlier Filings and/or Later Filings. Accordingly, each Amended Statement Filer hereby disclaims any responsibility for (i) the filing of any reports or information required under Section 13(d) of the Exchange Act and Regulation 13D-G promulgated thereunder relating to any of such other persons or entities,
(ii) the timeliness of any such filing, and (iii) the completeness and accuracy of any such report or information.

          The Issuer entered into a Rights Agreement, dated as of June 4, 1997 (the "Rights Agreement"), with Continental Stock Transfer & Trust Company, as Rights Agent.

Pursuant to the Rights Agreement, the Board of Directors declared a dividend of one Common Stock Purchase Right (each, a "Right") for each share of Common Stock outstanding at the opening of business on June 16, 1997. All shares of Common Stock of the Company issued on or after such date will also have one attached Right. Therefore, each outstanding share of Common Stock carries an associated Right and, unless otherwise expressly indicated herein or in the Amended Statement, all references to Common Stock shall include the associated Rights.

          This Amendment No. 11 is being filed in order to report that:

 1. On each of September 19, 1997 and September 24, 1997 Cadmus purchased 2,000 shares of Common Stock (or 4,000 shares in the aggregate) in the over-the-counter market (the "September 1997 O-T-C Purchases").

 2. On October 1, 1997 Cadmus formally commenced an offer to purchase shares of Common Stock from a portion of the group of stockholders that own less than 100 shares of Common Stock (after giving effect to the Issuer's May 1992 1-for-25 reverse split of outstanding shares (the "1992 Reverse Split")) (the "1997 Odd-Lot Offer"); and that pursuant to the 1997 Odd-Lot Offer Cadmus has, to date, purchased an aggregate of 195 shares of Common Stock (the "Initial 1997 Odd-Lot Purchases").

 3. Effective May 22, 1997 the Issuer granted to AMM nonqualified stock options to purchase an aggregate of 42,500 shares of Common Stock (the "1997 Plan Nonqualified Options") pursuant to the Issuer's 1997 Incentive Stock Option Plan (the "1997 Plan"), which 1997 Plan Nonqualified Options become 100% exercisable on November 22, 1997.

 4. Effective October 8, 1997 the Issuer granted to AMM nonqualified stock options to purchase an aggregate of 40,000 shares of Common Stock (the "1993 Plan Nonqualified Options"; and together with the 1997 Plan Nonqualified Options, the "1997 Nonqualified Options") pursuant to the Issuer's 1993 Incentive Stock Option Plan (the "1993 Plan"), which 1993 Plan Nonqualified Options become 100% exercisable on April 10, 1998.

 5. In February 1997 the Board of Directors of the Issuer agreed to: (i) extend the term of the Series A Warrants to purchase 50,000 shares of Common Stock at $3.125 per share ("Series A Warrants") held by Kirkland from September 30, 1996 to September 30, 1998, in consideration of Kirkland's agreement to increase the exercise price thereof to $3.75 per share, and (ii) extend the term of the Series C Warrants to purchase 68,762 shares of Common Stock at $4.36 per share ("Series C Warrants") held by Kirkland from January 31, 1997 to January 31, 1999, in consideration of Kirkland's agreement to increase the exercise price thereof to $5.23 per share (the "Warrants Extension").

 6. In June 1997 the subsidiaries of Azimuth Corporation, a Delaware corporation ("Azimuth"), identified in (and defined as the "Azimuth Subsidiaries" in) Amendment

          No. 10 completed a third-party refinancing of the Azimuth Subsidiary Loans (as defined in Amendment No. 10) with the result that (among other things) such Loans were paid-off and satisfied-in-full in accordance with the terms of the Azimuth Transactions Agreement (as defined in Amendment No. 10) and the related collateral security interests and loan documentation were terminated the ("Azimuth Transactions Termination").

 7. On June 30 1997 Cadmus purchased from Bank of America Illinois (now named Bank of America National Trust and Savings Association ("BANTSA")) the 6,517 shares of Series AAA 5% Cumulative Redeemable Preferred Stock, par value $1.00 per share, of Azimuth (the "Series AAA") issued to BANTSA on December 30, 1996 under the Azimuth Transactions Agreement. The purchase price to Cadmus was $2,000,000, and the funds therefor were provided through a loan made to Cadmus by the Issuer's wholly-owned subsidiary, ELXSI, a California corporation ("ELXSI") (the "ELXSI-to-Cadmus Loan").

          Except as set forth herein, there has been no material change in the facts set forth in the Amended Statement with respect to any of the Amended Statement Filers. Items and sub-items not expressly addressed herein are inapplicable with respect to the Amended Statement Filers, or the responses to them with respect to the Amended Statement Filers either are negative or have not changed from those of the Amended Statement.

Item 2.   Identity and Background

      (b) The business address of each Amended Statement Filer has been moved to 3600 Rio Vista Avenue, Suite A, Orlando, Florida 32805. (Their telephone number remains unchanged.)

Item 3.   Source and Amount of Funds or Other Consideration

          Of the transactions enumerated in the fourth narrative paragraph of this Amendment No. 11, only the September 1997 O-T-C Purchases, the Initial 1997 Odd-Lot Purchases and the 1997 Odd-Lot Offer involved or will involve the payment or transfer of funds for the purchase of securities of the Issuer.

          The source of the funds of the September 1997 O-T-C Purchases, totalling $40,750 (or $9.875 per share for the first 2,000 shares and $10.25 per share for the second 2,000 shares, plus in each case a $0.125 per share commission/mark-up), was Cadmus's own working capital funds.

          The source of the funds of the Initial 1997 Odd-Lot Purchases, totalling $2,028.75 (or $10.255 per share for 135 shares and $10.75 per share for the remaining 60 shares), was Cadmus's own working capital funds.

          The source of the funds for other purchases that may be made pursuant to the 1997 Odd-Lot Offer will be Cadmus's own working capital funds.

Item 4.   Purpose of Transaction

          September 1997 O-T-C Purchases. The purpose the September 1997 O-T-C Purchases was to increase Cadmus's investment in the Issuer at a time when shares of Common Stock were available at what it considered to be a favorable price.

          1997 Odd Lot-Offer. Cadmus's 1997 Odd-Lot Offer was made pursuant to a letter, dated September 24, 1997, a form of which is filed herewith as Exhibit B, addressed to each of those holders of so-called "odd-lots" of Common Stock (i.e., less than 100 shares, after giving effect to the 1992 Reverse Split) ("Odd-Lot Holders") as are described in the following sentence. To date, such letter has been mailed to only those Odd-Lot Holders who (the Issuer's records reflect): (i) exchanged their pre-1992 Reverse Split Common Stock certificates for post-1992 Reverse Split Common Stock certificates and (ii) hold 51-75 shares of Common Stock (such Odd-Lot Holders, the "Initial Odd-Lot Offerees"). The terms of the 1997 Odd-Lot Offer are that Cadmus will purchase shares tendered pursuant thereto at the closing sale price per share of Common Stock on the trading day immediately preceding the post-mark or other forwarding date of the tendering Odd-Lot Holders' respective return of materials. In addition, in no event will Cadmus purchase pursuant to the 1997 Odd-Lot Offer a number of shares of Common Stock that, together with all other shares of Common Stock purchased by Cadmus in the preceding 12 months, would constitute more than 2% of the outstanding shares of Common Stock. Including the shares purchased in the September 1997 O-T-C Purchases for this purpose, Cadmus will not purchase more than approximately 89,000 shares of Common Stock pursuant to the 1997 Odd-Lot Offer. At present, to the Issuer's knowledge: (A) approximately 127,281 shares of Common Stock are held by Odd-Lot Holders, and (B) approximately 6,917 shares of Common Stock are held by Initial Odd-Lot Offerees.

          The purpose the 1997 Odd-Lot Offer is to: (i) help to increase Cadmus's investment in the Issuer at a time when shares of Common Stock may be available at what it considers to be favorable prices, and (ii) in a way that is not coercive and may be advantageous to Odd-Lot Holders (i.e., by allowing them an opportunity to sell Common Stock on a commission-free basis), help the Issuer to reduce the burden and expense of communicating with Odd-Lot Holders who may (in any event) wish to sell their shares.

          1997 Nonqualified Options. The stated purpose of both the 1997 Plan and 1993 Plan is to establish as close an identity as feasible between the interests of the Issuer and those of selected directors, officers and key employees of the Issuer, and also to attract, retain, motivate and reward persons of superior ability, training and experience.

          Warrants Extension. The purpose of the Warrants Extension was to accept the request of AMM, on behalf of Kirkland (and the I Trust (as defined in Amendment No. 7), which holds 150,500 Series A Warrants) that the expiration date of the Series A Warrants and Series C Warrants be extended in return for the agreement of Kirkland (and the I Trust) that the exercise price thereof will be increased over the then-current $3.125 and $4.36 per share of Common Stock (respectively) to a higher price. In approving such request and extending the terms of the Series A Warrants and Series C Warrants

(as set forth in item 5 of the fourth narrative  paragraph of this Amendment No.
11), the Board of Directors wished to help to maintain the pre-existing identity of interests between the Issuer and AMM (the Chairman, President and Chief Executive Officer of the Issuer) and to continue to motivate AMM in the Issuer's behalf.

          Azimuth Transactions Termination. The purpose of the Azimuth Transactions (as defined in Amendment No. 10) was to provide a temporary
"bridge" of revolving credit to the Azimuth Subsidiaries on terms that were intended to earn ELXSI a return on investment not generally available in the market place. The cost to the Azimuth Subsidiaries of the financing provided by ELXSI under the Azimuth Transactions Agreement was relatively high compared to those that would eventually become available to them from third-parties, and since the time of the closing of the Azimuth Transactions (on December 30, 1996) the Azimuth Subsidiaries were continuously seeking to replace such financing with lower-cost, permanent financing. With the payment and satisfaction of the indebtedness owed to ELXSI by the Azimuth Subsidiaries in the Azimuth Transactions Termination, and ELXSI's realization of the other values provided under the Azimuth Transactions Agreement, ELXSI did in fact realize a return from the Azimuth Transactions not generally available in the market place. The Azimuth Transactions Termination transactions are memorialized in a letter agreement executed by ELXSI, Azimuth and the Azimuth Subsidiaries in the form filed herewith as Exhibit C.

          ELXSI-to-Cadmus Loan. The purpose of the ELXSI-to-Cadmus Loan was to provide an additional opportunity to earn ELXSI a return on investment not generally available in the market place. The terms of the ELXSI-to-Cadmus Loan are as follows: (A) June 30, 1999 maturity date, with all principal payable at that time; (B) interest accruing from origination at 15% per annum, payable quarterly; and (C) secured by a pledge of the Azimuth Series AAA shares. In addition, in connection with the ELXSI-to-Cadmus Loan Cadmus agreed to pay to ELXSI a $100,000 closing fee and all of its fees and expenses in connection with ELXSI's borrowing of funds for on-lending to Cadmus. (Such funds were obtained by ELXSI under its existing amended and restated credit agreement with BANTSA, a waiver under which BANTSA granted for such purpose.) The terms of the ELXSI-to-Cadmus Loan are memorialized in a Secured Promissory Note made and executed by Cadmus in the form filed herewith as Exhibit D.

     (a) Depending on the level of responses it receives to the Odd-Lot Offer made to the Initial Odd-Lot Offerees, Cadmus may or may not determine to formally extend the Odd-Lot Offer to other Odd-Lot Holders.

          In addition, from time to time after the date hereof, any one or more of AMM, MMI, ELX, Cadmus or Kirkland may purchase or acquire additional shares of Common Stock (or options or warrants to purchase additional shares of Common Stock); however, there are currently no definitive plans or proposals to do so.

Item 5.   Interest in Securities of the Issuer

      (a) AMM. The aggregate number of shares of Common Stock beneficially owned by AMM is 1,191,151. Of these shares: (i) 25,000 are outstanding shares held by

AMM; (ii) 125,000 are purchasable upon exercise of presently exercisable options granted by the Issuer to AMM; (iii) 42,500 are purchasable upon exercise of options (the 1997 Plan Nonqualified Options) granted by the Issuer to AMM and exercisable within 60 days; (iv) 112,347 are outstanding shares held by Kirkland; (v) 50,000 are purchasable upon exercise of presently exercisable, Series A Warrants held by Kirkland; (vi) 68,762 are purchasable upon exercise of presently exercisable, Series C Warrants held by Kirkland; (vii) 590,200 are outstanding shares held by ELX; and (viii) 177,342 are outstanding shares held by Cadmus. On a percentage basis these shares represent approximately 24.1% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Exchange Act). The foregoing excludes (in accordance with Rule 13d-3(d)(1) under the Exchange Act) the 40,000 shares of Common Stock purchasable upon exercise of the 1993 Plan Nonqualified Options. If these 40,000 shares were included in the foregoing: (a) the aggregate number of shares of Common Stock beneficially owned by AMM would be 1,231,151, and (b) on a percentage basis that number of shares would represent approximately 24.7% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Exchange Act). See sub-item 5(b) below for disclosure of the relationship between AMM and each of MMI, ELX, Cadmus and Kirkland.

          MMI. The aggregate number of shares of Common Stock beneficially owned by MMI is 177,342, all of which are outstanding shares held by Cadmus. On a percentage basis these shares represent approximately 3.8% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Exchange Act). See sub-item 5(b) below for disclosure of the relationship between MMI and Cadmus.

          ELX. The aggregate number of shares of Common Stock beneficially owned by ELX is 590,200, all of which are outstanding shares held by ELX. On a percentage basis these shares represent approximately 12.7% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Exchange Act).

          Cadmus. The aggregate number of shares of Common Stock beneficially owned by Cadmus is 177,342, consisting entirely of outstanding shares held by Cadmus. On a percentage basis these shares represent approximately 3.8% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d- 3(d)(1) under the Exchange Act).

          Kirkland. The aggregate number of shares of Common Stock beneficially owned by Kirkland is 231,109. Of these shares: (i) 112,347 are outstanding shares held by Kirkland; (ii) 50,000 are purchasable upon exercise of presently exercisable, Series A Warrants held by Kirkland; and (iii) 68,762 are purchasable upon exercise of presently exercisable, Series C Warrants held by Kirkland. On a percentage basis these shares represent approximately 4.8% of the outstanding shares of the Common Stock (calculated and determined in accordance with Rule 13d-3(d)(1) under the Exchange Act).

      (b) Each of AMM, ELX, Cadmus and Kirkland has the sole power to vote and to direct the vote, and the sole power to dispose of and to direct the disposition of, the shares of Common Stock reported hereinabove as being held by such Amended Statement Filer. MMI does not directly hold any of the Issuer's securities reported herein but, inasmuch as MMI is a controlling stockholder of Cadmus, MMI may be deemed to share (with Cadmus and/or AMM) the power to vote and to direct the vote, and to share (with Cadmus and/or AMM) the power to dispose of and to direct the disposition of, the shares of Common Stock reported hereinabove as being held Cadmus. AMM's beneficial ownership of shares held (or subject to warrants held) by: (i) Kirkland arises solely from his capacity as sole manager, President and a member thereof, (ii) ELX arises solely from his capacity as sole general partner thereof, and (iii) MMI and Cadmus arises solely from his capacity as sole director, President and a stockholder of MMI and his capacity as a director, President and (indirectly, through MMI) a controlling shareholder of Cadmus; and this filing shall not be construed as an admission that AMM is otherwise, for purposes of Section 13 of the Exchange Act or otherwise, the beneficial owner of any of the shares of Common Stock of the Issuer reported herein as being held by MMI, ELX, Cadmus or Kirkland. MMI's beneficial ownership of shares held by Cadmus arises solely from its capacity as a controlling shareholder thereof. This filing shall not be construed as an admission that any of MMI, ELX, Cadmus or Kirkland is otherwise, for purposes of
Section 13 of the Act or otherwise, the beneficial owner of the shares of Common Stock of the Issuer reported herein as being held by any other Amended Statement Filer, and each of MMI, ELX, Cadmus and Kirkland hereby disclaims beneficial ownership of such shares.

      (c) Reference is hereby made to the descriptions and discussions of the September 1997 O-T-C Purchases, the Initial 1997 Odd-Lot Purchases and the 1997 Nonqualified Options appearing elsewhere in this Amendment No. 11, which descriptions and discussions are hereby incorporated herein by reference in response to this sub-item.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer

          1997 Nonqualified Options. The 1997 Plan Nonqualified Options and 1993 Plan Nonqualified Options are each governed by the terms of the relevant Nonqualified Stock Option Plan Option Grant document (the "1997 Nonqualified
Options Agreements") from the Issuer to AMM. The following is a brief description of the terms of the 1997 Nonqualified Options Agreements.

          The 1997 Nonqualified Options Agreements relating to: (i) the 1997 Plan Nonqualified Options permit AMM to purchase (in the aggregate) up to 42,500 shares of Common Stock at a price of $6.00 per share, and (ii) the 1993 Plan Nonqualified Options permit AMM to purchase (in the aggregate) up to 40,000 shares of Common Stock at a price of $9.25 per share. The 1997 Plan Nonqualified Options become exercisable on November 22, 1997 and expire on May 22, 2007. The 1993 Plan Nonqualified Options become exercisable on April 10, 1998 and expire on May October 10, 2007. AMM may exercise the 1997 Nonqualified Options by delivery of a written notice to a designated officer of the Issuer. Unless the shares acquired upon exercise have been registered under the Securities Act of 1933, AMM must provide the Issuer with a letter to the effect that the shares are being purchased for his own account for investment and not with a view to distribution or resale, and to such other effects as the Issuer deems necessary to comply with Federal and state securities laws. The exercise price may be paid in cash, by delivery and assignment to the Issuer of securities of the Issuer owned by AMM or by a combination of these; alternatively, AMM may purchase the shares through a "cashless" exercise. The Issuer's obligation to deliver the shares of Common Stock upon exercise of the 1997 Nonqualified Options is subject to AMM's satisfaction of all applicable Federal, state and local tax withholding obligations. The 1997 Nonqualified Options may not be transferred by AMM except by will or the laws of descent and distribution. In the case of the 1993 Plan Nonqualified Options: (a) if AMM ceases to be eligible to exercise such Options they may nevertheless be exercised within 90 days of his becoming ineligible if the Issuer consents thereto in writing or if AMM became ineligible through retirement, and (b) in the event of AMM's death or disability, the option may be exercised by AMM's executor or heir within the one-year period following his death or disability.

          The 1997 Plan Nonqualified Options Agreement is subject to the terms and conditions of the 1997 Plan, which is incorporated by reference into this Amendment No. 11 as Exhibit E.

Item 7.   Material to be Filed as Exhibits

          Exhibit A -- Joint Filing Agreement, dated September 20, 1995, among Alexander M. Milley, Milley Management Incorporated, ELX Limited Partnership, Cadmus Corporation and Eliot Kirkland L.L.C. (incorporated by reference to Exhibit A to Amendment No. 9)

          Exhibit B -- Form of letter, dated September 24, 1997, addressed to Odd-Lot Holders with respect to the 1997 Odd-Lot Offer

          Exhibit C -- Form of letter (captioned "Satisfaction and Termination of Loan Agreements"), dated June ___, 1997, from ELXSI to Azimuth Corporation, Delaware Electro Industries, Inc., Contempo Design, Inc. and Contempo Design West, Inc. regarding the Azimuth Transactions Termination

          Exhibit  D  --  Form  of  Secured   Promissory  Note  made  by  Cadmus
Corporation payable to the order of ELXSI

          Exhibit E -- ELXSI Corporation 1997 Incentive Stock Option Plan (incorporated by reference to Annex A to ELXSI Corporation's definitive Proxy Statement, dated April 14, 1997, filed with the Securities and Exchange Commission (File No. 0- 11877))

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information  set forth in this statement is true,  complete and correct.

Dated: October 22, 1997

                                             MILLEY MANAGEMENT INCORPORATED



/s/ Alexander M. Milley                      By:/s/ Alexander M. Milley
-----------------------------------          -----------------------------------
Alexander M. Milley,                         Alexander M. Milley
  individually                               President



ELX LIMITED PARTNERSHIP                      CADMUS CORPORATION



By:/s/ Alexander M. Milley                   By:/s/ Alexander M. Milley
-----------------------------------          -----------------------------------
    Alexander M. Milley                      Alexander M. Milley
     Sole General Partner                    President



ELIOT KIRKLAND L.L.C.



By:/s/ Alexander M. Milley
----------------------------------
     Alexander M. Milley
     President

                                 EXHIBIT INDEX


Exhibit                            Document                                Page
-------        ------------------------------------------------            ----


   A Joint Filing Agreement, dated September 20, 1995, among Alexander M. Milley, Milley Management Incor-porated, ELX Limited Partnership, Cadmus Corporation and Eliot Kirkland L.L.C.

   B           Form of letter,  dated  September  24, 1997, addressed        17
               to Odd-Lot  Holders with respect to the 1997 Odd-Lot
               Offer

   C           Form of letter (captioned "Satisfaction and Termination       19
               of Loan Agreements"), dated June ___, 1997, from
               ELXSI to Azimuth Corporation, Delaware Electro Indus-tries, Inc., Contempo Design, Inc. and Contempo
               Design West, Inc. regarding the Azimuth Transactions
               Termination

   D           Form of Secured Promissory Note made by Cadmus                21
               Corporation payable to the order of ELXSI

   E           ELXSI Corporation 1997 Incentive Stock Option Plan
               (incorporated by reference to Annex A to ELXSI
               Corporation's definitive Proxy Statement, dated April 14, 1997, filed with the Securities and Exchange
               Commission (File No. 0-11877))